UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 1)*

Jacada Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
(Title of Class of Securities)

M6184R101
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M6184R101	Page 2 of 6 Pages
1.	NAMES OF REPORTING PERSONS
New Resources

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
90,049

	6.	SHARED VOTING POWER
230,000 (1)

	7.	SOLE DISPOSITIVE POWER
90,049

	8.	SHARED DISPOSITIVE POWER
230,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
320,049

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5% (2)

12.	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Consists of 230,000 ordinary shares held by the reporting person’s wholly-owned subsidiary, Barana Invest & Finance Inc., a British Virgin Islands company, which beneficially owns less than 5% of the issuer’s issued and outstanding ordinary shares.

(2)	This percentage is calculated based on 5,820,638 ordinary shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018.

This Amendment No. 1 (“Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13G originally filed on February 16, 2010 (the “Original Statement”), is being filed by New Resources (the “Reporting Person”) in order to report the following changes to its beneficial ownership of ordinary shares, par value NIS 0.04 per share, of the Issuer (“Ordinary Shares”), which have occurred since the filing of the Original Statement:

(i)
a reduction in the overall number of Ordinary Shares that are held by the Reporting Person by a factor of four, reflecting the one-for-four reverse share split effected by the Issuer with respect to its Ordinary Shares; and

(ii)
an increase in the overall number of Ordinary Shares beneficially owned by the Reporting Person (after adjusting for the reverse share split) due to the purchase by the Reporting Person and/or its wholly-owned subsidiary of 90,049 Ordinary Shares in the previously-reported (by the Issuer) private placement consummated by the Issuer on December 27, 2017.

Item 1(a).	Name of Issuer: Jacada Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 8 Hasadnaot Street Herzliya 46728, Israel

Item 2(a).	Name of Person Filing: New Resources

Item 2(b).	Address of Principal Business Office or, if none, Residence: P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

Item 2(c).	Citizenship: Cayman Islands

Item 2(d).	Title of Class of Securities: Ordinary Shares, par value NIS 0.04 per share

Item 2(e).	CUSIP Number: M6184R101
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.                     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 320,049

(b)
Percent of class:
5.5% (based on 5,820,638 Ordinary Shares issued and outstanding (excluding treasury shares) as of March 31, 2018, based on information disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 90,049

(ii)	Shared power to vote or to direct the vote 230,000 (1)

(iii)	Sole power to dispose or to direct the disposition of 90,049

(iv)	Shared power to dispose or to direct the disposition of 230,000 (1)

(1)
Consists of 230,000 ordinary shares held by the Reporting Person’s wholly-owned subsidiary, Barana Invest & Finance Inc., a British Virgin Islands company, which beneficially owns less than 5% of the issuer’s issued and outstanding ordinary shares.

Decisions concerning the voting and disposition of the Ordinary Shares held by the Reporting Person that are reported in this Statement are made on its behalf by its board of directors.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All outstanding shares of the Reporting Person are held by a Cayman Islands trust (the “Cayman Trust”). The wife and children of Mr. Yossie Hollander, a director of the Issuer, are among the beneficiaries of the Cayman Trust, and as such, may be deemed to have interests.  Any such interest would be in an indeterminable number of the Ordinary Shares owned indirectly by such trust.  Neither Mr. Hollander nor his wife or any of his children has or exercises voting or dispositive power with respect to any of the Ordinary Shares reported herein, and Mr. Hollander disclaims beneficial ownership of the Ordinary Shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUNAR ANSTALT

	By:	Gamma Directors Inc., its director

Dated: July 5, 2018	By:	/s/ Andrew Lugg
Name: Andrew Lugg
Title: Authorized Signatory

/s/ Rachel Fowler Pedotti
Name: Rachel Fowler Pedotti
Title: Authorized Signatory